

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

VIA E-Mail
Mr. James Morgan
Chief Financial Officer
ICF International, Inc.
9300 Lee Highway
Fairfax, Virginia 22031

      Re: ICF International, Inc.
              Form 10-K for the year ended December 31, 2012
              Filed on March 1, 2013
              File No. 001-33045

Dear Mr. James Morgan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Branch Chief